SUB-ITEM 77K
Changes in registrant s certifying accountant


Nuveen New York Municipal Value Fund 2
811-22271

During the current fiscal period, the Board of Trustees of the above-referenced Fund, upon recommendation of the Audit
Committee, engaged KPMG LLP ( KPMG ) as the independent registered public accounting firm to the Fund as of August 7, 2014. On August 11, 2014, Ernst & Young LLP ( Ernst &
Young ) resigned as the independent registered public accounting firm to the Fund.

Ernst & Young s report on the Fund for the two most recent fiscal periods ended September 30, 2013 and September 30, 2012, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the fiscal periods ended September 30, 2013 and September 30, 2012 for the Fund and for the period
October 1, 2013 through August 11, 2014, there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Fund s financial statements.

The Registrant has requested that Ernst & Young furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.